

**11022630**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 27752 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED JUL 18 2011 211

REPORT FOR THE PERIOD BEGINNING_____06/01/2010_____ AND ENDING_____05/31/2011_____
                                          MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:    EAGLE EQUITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

400 CRAIN HIGHWAY, S.W.
_____(No. and Street)_____

GLEN BURNIE          MD                    21061-3645
(City)                     (State)                  (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
          JOAN M. SMITH                              410-760-6098
                                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KORWEK & COMPANY, P.A.                    CERTIFIED PUBLIC ACCOUNTANTS
_____(Name – if individual, state last, first, middle name)_____

1113 ODENTON ROAD        ODENTON              MD          21113-1606
(Address)                    (City)                  (State)        (Zip Code)

**CHECK ONE:**

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, _____ JOAN M. SMITH _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ EAGLE EQUITIES, INC. _____ ', as of _____ MAY 31 _____, 20 11 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

PRESIDENT
Title

*Rosemary N. Volkman*
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income XXXXXX Operations.
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

```
Exemption claimed for computation of Reserve Requirements pursuant to
Rule 15c3-3.  Eagle Equities, Inc. is a $5,000 BD doing business in
mutual funds and annuities by application only.
```

# EAGLE EQUITIES, INC.

# FINANCIAL STATEMENTS

# AND

# AUDITORS' REPORT

# MAY 31, 2011 AND 2010

**KORWEK & COMPANY, P.A.**
*Certified Public Accountants*

CONTENTS

Page

# KORWEK & COMPANY, P.A.
## Certified Public Accountants

1113 Odenton Road
Odenton, MD  21113-1606

TEL: (410) 674-7445
FAX: (410) 674-3771

## INDEPENDENT AUDITORS' REPORT

Board of Directors
Eagle Equities, Inc.

We have audited the accompanying statements of financial condition of Eagle Equities, Inc. as of May 31, 2011 and 2010 and the related statements of operations, stockholders' equity and other comprehensive income, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eagle Equities, Inc. as of May 31, 2011 and 2010 and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*KORWEK & COMPANY, PA*

June 28, 2011

# EAGLE EQUITIES, INC.
## STATEMENTS OF FINANCIAL CONDITION
## MAY 31, 2011 AND 2010

## ASSETS

|  | 2011 | 2010 |
|---|---|---|
| **CURRENT ASSETS** |  |  |
| Cash and cash equivalents | $ 16,677 | $ 16,579 |
| Commissions receivable | 10,184 | 6,426 |
| Marketable securities | 80,274 | 71,514 |
| Prepaid tax deposits | - | - |
| Prepaid insurance and expenses | 4,175 | 4,175 |
| Total current assets | 111,310 | 98,694 |
| **PROPERTY AND EQUIPMENT, net** | 16,398 | 21,420 |
| **OTHER ASSETS** | - | - |
|  | $ 127,708 | $ 120,114 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

|  | 2011 | 2010 |
|---|---|---|
| **CURRENT LIABILITIES** |  |  |
| Accounts payable and other accrued liabilities | $ 11,478 | $ 5,545 |
| Income taxes payable | - | - |
| Total current liabilities | 11,478 | 5,545 |
| **DEFERRED INCOME TAXES** | 3,452 | 3,083 |
| **LONG-TERM OBLIGATIONS** - net of current maturities | - | - |
| **COMMITMENTS AND CONTINGENCIES** | - | - |
| **STOCKHOLDERS' EQUITY** |  |  |
| Capital stock, $10 stated value, authorized 5,000 shares; issued and outstanding, 100 shares | 1,000 | 1,000 |
| Additional paid-in capital | 31,018 | 31,018 |
| Retained earnings | 80,760 | 79,468 |
|  | 112,778 | 111,486 |
|  | $ 127,708 | $ 120,114 |

The accompanying notes are an intergral part of these financial statements

**EAGLE EQUITIES, INC.**
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MAY 31, 2011 AND 2010

|  | 2011 | 2010 |
|---|---|---|
| **REVENUE** | | |
| Commissions | $ - | $ - |
| Revenue from sale of investment company shares | 401,956 | 269,445 |
| Market gain (loss) on firm securities investment accounts | 7,791 | 7,073 |
| Other revenue | 3,372 | 3,515 |
| Total revenue | 413,119 | 280,033 |
| **EXPENSES** | | |
| Salaries and other employment costs voting stockholder officers | 135,126 | 60,603 |
| Commissions registered representatives | 74,955 | 31,329 |
| Other compensation and benefits | 71,955 | 73,848 |
| Regulatory fees and expenses | 2,555 | 3,417 |
| Other expenses | 126,867 | 119,389 |
| Total expenses | 411,458 | 288,586 |
| Net income before income taxes | 1,661 | (8,553) |
| **Provision for income taxes** | | |
| Federal | 228 | 200 |
| State | 141 | 100 |
| | 369 | 300 |
| **NET INCOME** | $ 1,292 | $ (8,853) |

## EAGLE EQUITIES, INC.
### STATEMENTS OF STOCKHOLDERS' EQUITY
### AND OTHER COMPREHENSIVE INCOME
### FOR THE YEARS ENDED MAY 31, 2011 AND 2010

| | | COMMON STOCK | ADDITIONAL PAID-IN CAPITAL | RETAINED EARNINGS | TOTAL STOCKHOLDERS' EQUITY |
|---|---|---|---|---|---|
| Balance at | June 1, 2009 | $ 1,000 | $ 31,018 | $ 88,321 | $ 120,339 |
| Net income from Operations | | - | - | (8,853) | (8,853) |
| Other Comprehensive Income | | - | - | | - |
| Balance at | May 31, 2010 | 1,000 | 31,018 | 79,468 | 111,486 |
| Net income from Operations | | - | - | 1,292 | 1,292 |
| Other Comprehensive Income | | - | - | - | - |
| Balance at | May 31, 2011 | $ 1,000 | $ 31,018 | $ 80,760 | $ 112,778 |

**EAGLE EQUITIES, INC.**
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MAY 31, 2011 AND 2010

|  | 2011 | 2010 |
|---|---|---|
| **CASH FROM OPERATING ACTIVITIES** | | |
| Net income | $ 1,292 | $ (8,853) |
| Adjustments to reconcile net income to net cash | | |
| Depreciation and amortization | 6,623 | 8,641 |
| Market loss (gain) on investment securities | (7,791) | (7,073) |
| Deferred income taxes | 369 | 1,183 |
| Changes in assets and liabilities: | | |
| (Increase) decrease: | | |
| Commissions receivable | (3,758) | (5,227) |
| Prepaid taxes | - | - |
| Increase (decrease): | | |
| Income taxes payable | - | (1,291) |
| Accounts payable and other accrued liabilities | 5,933 | 185 |
| Cash provided by operating activities | 2,668 | (12,435) |
| | | |
| **CASH (PROVIDED) USED BY INVESTING ACTIVITIES** | | |
| Acquisition of property and equipment | 1,601 | 4,813 |
| Prior year cumulative effects of comprehensive income | | - |
| Purchase (sale) of investments | 969 | 1,284 |
| Cash used for investing activities | 2,570 | 6,097 |
| | | |
| **CASH FROM FINANCING ACTIVITIES** | | |
| Cash used for financing activities | - | - |
| | | |
| INCREASE (DECREASE) IN CASH | 98 | (18,532) |
| CASH, BEGINNING OF YEAR | 16,579 | 35,111 |
| | | |
| CASH, END OF YEAR | $ 16,677 | $ 16,579 |

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

| | | |
|---|---|---|
| Cash paid during the year for: | | |
| Income taxes | $ - | $ - |
| Interest | $ - | $ - |

The accompanying notes are an intergral part of these financial statements

**EAGLE EQUITIES, INC.**
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED MAY 31, 2011 AND 2010

| | 2011 | 2010 |
|---|---|---|
| Liabilities subordinated to general creditors at beginning of period | $ - | $ - |
| Changes | - | - |
| Liabilities subordinated to general creditors at end of period | $ - | $ - |

The accompanying notes are an intergral part of these financial statements.

-8-

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a broker-dealer specializing in mutual funds, deferred investments, and related insurance products. The Company was incorporated in Maryland and started operations in July 1981. The Company is registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

Generally accepted accounting principles require management to make estimates and assumptions that affect assets and liabilities, contingent assets and liabilities, and revenues and expenses. Actual results could differ from those estimates.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. <u>Cash and Cash Equivalents</u> - The Company considers investments in money market accounts and certificates of deposit purchased with maturities of three months or less to be cash equivalents.

2. <u>Marketable Securities</u> - Marketable securities are investments in mutual funds, which are trading securities that are valued at fair market value with unrealized market gains or losses recognized on the statement of operations.

3. <u>Depreciation and Amortization</u> - Depreciation is computed on a straight-line basis using the estimated useful service lives of the depreciable property for financial statements and accelerated methods for income tax reporting. Leasehold improvements are amortized on a straight-line basis over the estimated service lives of the improvements.

4. <u>Revenue Recognition</u> - Commissions and fees earned on initial investment contracts are recognized as the contracts are accepted and executed by the investment companies. Subsequent commissions and fees are recognized when notified by the investment companies. Earned commissions may subsequently be forfeited should a customer cancel their purchase of an annuity or life insurance product during the first year of the contract. Such charge backs are recognized when incurred. Commissions subsequently deemed uncollectible are written off using the direct write-off method.

5. <u>Earnings per share</u> - Earnings per share are calculated using the weighted average of shares of capital stock outstanding during each year. The income (loss) per share amounted to $12.92 and $(88.53) for the years ended May 31, 2011 and 2010, respectively.

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

6. Advertising costs – Advertising costs are expensed as incurred. Advertising expenses for the years ended May 31, 2011 and 2010 were $4,024 and $5,088, respectively.

7. Comprehensive Income – There is no difference between income and loss from operations and other comprehensive income or loss.

8. Income taxes – The Company accounts for income taxes in using the asset and liability approach to financial accounting and reporting. The deferred tax liabilities are calculated on the difference between the financial statements (accrual basis) and tax returns (cash basis), using enacted tax rates in effect for the years in which the differences are expected to reverse. Current income taxes are based on the years' taxable income.

9. Fair value of financial instruments –The Company's assets and liabilities are largely carried at market value or contracted amounts which approximate fair value.

10. Subsequent events – Management considers events occurring after the balance sheet date which might have a financial impact on the Company's operations. Management has evaluated subsequent events through June 28, 2011, which is the date the financial statements were available to be issued.

## NOTE B - CONCENTRATIONS OF CREDIT RISK

The Company conducts its business primarily in the state of Maryland, and therefore could be materially affected by economic fluctuations in those geographic areas as well as changes in the investment choices of its customer base.

## NOTE C - COMMISSIONS RECEIVABLE

Management believes that the Company's commissions receivable are collectible at May 31, 2011 and 2010, and accordingly, no allowance for doubtful receivables is required.

## NOTE D - MARKETABLE SECURITIES

The cost, carrying value and approximate market value of available for sale marketable securities as of May 31, 2011 and 2010 are as follows:

|  | 2011 | 2010 |
|---|---|---|
| Marketable securities, at cost | $ 82,418 | $ 81,450 |
| Valuation allowance | (2,144) | (9,936) |
| Market and carrying value | $ 80,274 | $ 71,514 |

## NOTE E - PROPERTY AND EQUIPMENT

Major classifications of property and equipment and the related accumulated depreciation are as follows:

|  | 2011 | 2010 |
|---|---|---|
| Furnitue, Fixtures & equipment | $ 59,886 | $ 58,284 |
| Leasehold improvements | 24,866 | 24,866 |
|  | 84,752 | 83,150 |
| Less: Accumulated depreciation | 68,354 | 61,730 |
|  | $ 16,398 | $ 21,420 |

Depreciation and amortization expense for the years ended May 31, 2011 and 2010 amounted to $6,623 and $8,641, respectively. During the current year the Company did not retire any fully depreciated assets.

## NOTE F - INCOME TAXES

The Company's provision for income taxes for the years ended May 31, 2011 and 2010 consist of the following:

|  | 2011 | 2010 |
|---|---|---|
| Federal income taxes | $ 228 | $ 200 |
| State income taxes | 141 | 100 |
|  | $ 369 | $ 300 |
| Currently payable | $ - | $ - |
| Deferred provision | 369 | 300 |
|  | $ 369 | $ 300 |

The differences between the tax provision and the expected Federal Tax Rate of 15% and the expected state tax rate of 7% are caused by nondeductible officer's life insurance expense of $221 and $5,493, other nondeductible expenses of $3,328 and $400, the 70% nontaxable dividend exclusion of $1,100 and $769, and non-taxable municipal interest of $969 and $1,284 in 2011 and 2010.

Overall deferred taxes are provided for the cumulative difference between financial statement income and tax return income at an approximate rate of 22%. At May 31, 2011 and 2010, the primary cumulative sources of the differences are: tax depreciation and amortization in excess of book depreciation in the amounts of $12,247 and $17,464; tax revenue in excess of book revenue in the amounts of $9,092 and $9,493; and unrealized capital losses of $2,144 and $16,226.

The Federal and state income tax returns for the Company for The years ended May 31, 2007, 2008, 2009 and 2010 are subject to examination by the IRS and the Comptroller of Maryland, generally for three years after they were filed.

## NOTE G - SIMPLIFIED EMPLOYEE PENSION PLAN

The Company maintains a simplified employee pension (SEP) plan, which excludes officers of the Company. The Plan establishes individual retirement trust accounts for eligible employees into which the Company makes contributions. Annual contributions for the years ended May 31, 2011 and 2010 were $3,600, each year.

## NOTE H - SUBORDINATED LIABILITIES

The Company had no subordinated liabilities during the years ended May 31, 2011 and 2010.

## NOTE I - EXEMPTION FROM RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under sub-paragraph (k) because the Company's transactions are limited to the sale and redemption of redeemable securities of registered investment companies or interests or participations in an insurance company separate account and the Company promptly transmits all funds. Accordingly, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

## NOTE J - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, which shall not exceed 15 to 1. The rule of the "applicable" exchange provides that equity capital may not be withdrawn for dividends if the resulting net capital ratio would exceed 10 to 1. At May 31, 2011 and 2010, the Company had net capital of $79,112 and $76,555, which were $74,112 and $71,555 in excess of its required net capital of $5,000.

## NOTE K - MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES

The officers and shareholders of the Company are also principals in various other entities, exercising common control, which could affect the operating results or financial position of the Company. These related parties charge management fees to the Company for services rendered. The management fees were approximately 10.5% and 5.0% of the total revenues in 2011 and 2010, respectively.

The officers and shareholders of Eagle Equities, Inc. are 50% owners of the building, which is approximately 50% occupied by the Company. Rents were $5,000 and $12,785 in 2011 and 2010, respectively. There is no formal lease and the Company operates under a verbal month-to-month agreement. Property and equipment of the Company and the related parties are shared and no fees are charged.

# SUPPLEMENTAL INFORMATION

# EAGLE EQUITIES, INC.
## ADJUSTMENT OF STOCKHOLDERS' EQUITY
## MAY 31, 2011 AND 2010

|  | 2011 | 2010 |
|---|---|---|
| Stockholders' equity from statement of financial condition | $ 112,778 | $ 111,486 |
| Excess of market value over cost on short-term marketable securities | - | - |
| Adusted stockholders' equity | $ 112,778 | $ 111,486 |

# EAGLE EQUITIES, INC.
## COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
### MAY 31, 2011 AND 2010

|  | 2011 | 2010 |
|---|---|---|
| **NET CAPITAL** | | |
| Adjusted stockholders' equity | $ 112,778 | $ 111,486 |
| Additions to net capital | - | - |
| Deduct stockholders' equity not qualified for net capital | - | - |
| Total ownership equity qualified for net capital | 112,778 | 111,486 |
| Add liabilities subordinated to claims of general creditors allowable in computation of net capital | - | - |
| Other (deduction) or allowable creditors (lists) | - | - |
| Total capital and allowable subordinated liabilities | 112,778 | 111,486 |
| Deductions and/or charges | | |
| Non-allowable assets | | |
| Petty cash | (889) | (109) |
| Commissions and accounts receivable | (1,942) | (236) |
| Prepaid insurance and expenses | (4,175) | (4,175) |
| Prepaid taxes | - | - |
| Property and equipment, less 50% of secured liability | (16,398) | (21,420) |
| Other assets | - | - |
| Secured demand note deficiency | - | - |
| Commodity futures and spot commodities | - | - |
| Proprietary capital charges | - | - |
| Net capital before haircut on securities positions | 89,374 | 85,546 |
| Haircuts on securities | | |
| Contractural securities commitments | - | - |
| Subordinated securities borrowings | - | - |
| Trading and investment securities | - | - |
| Stocks | - | - |
| Exempted securities | - | - |
| Debt securities | - | - |
| Options | - | - |
| Other securities | (10,262) | (8,991) |
| Undue concentrations | - | - |
| Other | - | - |
| Net Capital | $ 79,112 | $ 76,555 |
| **NET CAPITAL REQUIREMENTS** | | |
| Minimum dollar net capital requirement | $ 5,000 | $ 5,000 |
| Net capital in excess of requirements | 74,112 | 71,555 |
|  | $ 79,112 | $ 76,555 |
| **AGGREGATE INDEBTEDNESS** | | |
| Total aggregate indebtedness | $ 14,930 | $ 8,628 |
| Adjustments | - | - |
| Net Aggregate Indebtedness | $ 14,930 | $ 8,628 |
| **PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | 18.87% | 11.27% |

# EAGLE EQUITIES, INC.
## RECONCILIATION OF FORM X-17A-5, SCHEDULE II
## ANNUAL CONSOLIDATION AND DIVERSIFICATION SCHEDULE
## TO AUDITED FINANCIAL STATEMENTS
### May 31, 2011

| | Per Unaudited Form X-17 A-5 | Audited Statement of Operations | Differences |
|---|---|---|---|
| **REVENUE** | | | |
| Commissions on transactions in exchange listed equity securities executed on an exchange | $ - | $ - | $ - |
| Commissions on listed options transactions | - | - | - |
| All other securities commissions | - | - | - |
| Gains or losses on firm securities investment accounts | 7,792 | 7,791 | 1 |
| Revenue from the sale of investment company shares | 401,956 | 401,956 | - |
| Fees for supervision, investment, advisory and administrative services | - | - | - |
| Other revenue | 3,371 | 3,372 | (1) |
| Total revenue | 413,119 | 413,119 | - |
| **EXPENSES** | | | |
| Salaries and other employment costs (including management fees) voting shareholder officers | 210,082 | 210,081 | 1 |
| Other compensation and benefits | 71,954 | 71,955 | (1) |
| Interest expense | - | - | - |
| Regulatory fees and expenses | 2,555 | 2,555 | - |
| Other expenses (including state income tax) | 127,007 | 126,867 | 140 |
| Total expenses | 411,598 | 411,458 | 140 |
| Net income before provision for federal income taxes | 1,521 | 1,661 | (140) |
| Provision for federal income taxes | 228 | 369 | (141) |
| **NET INCOME** | $ 1,293 | $ 1,292 | $ 1 |

| | | |
|---|---|---|
| Net capital per unaudited Form X-17A-5 Schedule IIA | | $ 79,112 |
| Increases | | |
| Reduction of market losses on investment accounts | - | |
| Decrease prepaid tax deposits | - | |
| | | - |
| Decreases | | |
| Comprehensive loss on available for sale investments | - | |
| | - | |
| | | - |
| Net capital per supplemental schedule in audited financial statement (page 16) computed in accordance with rule 15c3-1 of the Securities and Exchange Commission | | $ 79,112 |

# KORWEK & COMPANY, P.A.
## Certified Public Accountants

1113 Odenton Road
Odenton, MD 21113-1606

TEL: (410) 674-7445
FAX: (410) 674-3771

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL
## ACCOUNTING CONTROL

Board of Directors
Eagle Equities, Inc.

We have examined the financial statements of Eagle Equities, Inc. for the year ended May 31, 2011, and have issued our report thereon dated June 28, 2011. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5 (g) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Eagle Equities, Inc. that we considered relevant to objectives stated in rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c-3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of an internal accounting control system are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal accounting control procedures, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Eagle Equities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the State of Maryland and other states' securities regulators and should not be used for any other purpose.

*KORWEK & COMPANY, PA*

June 28, 2011

# EAGLE EQUITIES, INC.

# FINANCIAL STATEMENTS

# AND

# AUDITORS' REPORT



# MAY 31, 2011 AND 2010